July 10, 2018

Ilya Nikolayev
Chief Executive Officer
Tapinator, Inc.
110 West 40th Street, Suite 1902
New York, NY 10018

       Re: Tapinator, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 12, 2018
           File No. 333-224531

Dear Mr. Nikolayev:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2018 letter.

Form S-1 filed June 12, 2018

Risk Factors
We are an "emerging growth company" and we cannot be certain that the reduced disclosure requirements..., page 15

1. Please refer to our prior comment 9. You state that you have not elected to take advantage of the benefits of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B). If you do not intend to take advantage of the extended transition provisions, this election is irrevocable and you should clearly indicate as such.
       Alternatively, if you intend to take advantage of these provisions, as your cover page
 Ilya Nikolayev
Tapinator, Inc.
July 10, 2018
Page 2
       appears to indicate, please revise this disclosure accordingly. Management's Discussion and Analysis of Financial Condition and Results of Operations
Trends in Key Non-GAAP Financial Metrics, page 22

2. Please revise so that your GAAP Results of Operations discussion precedes your Non-
       GAAP Key Financial Metrics discussion. Refer to Question 102.10 of Compliance and
       Disclosure Interpretations on Non-GAAP Financial Measures.
Signatures, page II-8

3. Your controller or principal accounting officer also must sign the registration statement.
       Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form S-1, and revise.
General

4. In response to prior comment 7, you state that you do not believe that the non-fungible tokens and crypto-collectibles that will be issued as part of your Blockchain Games are securities as defined in Section 2(a)(1) of the Securities Act. Specifically, you note that that these are not "investment opportunities that will appreciate in value." However, you state on the BitPainting website that the non-fungible tokens and the crypto-collectibles provide "profit opportunities" for collectors. We also note that the Dark Winds cards are offered publicly on an external trading platform. Supplementally, please provide us with detailed information regarding the functionality of BitPainting and Dark Winds. For example, describe the material features and uses for these products. Also explain the extent to which they are decentralized, whether and how they can be traded, and their current functionality and capability.
        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-
Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



FirstName LastNameIlya Nikolayev                              Division of
Corporation Finance
                                                              Office of
Information Technologies
Comapany NameTapinator, Inc.
                                                              and Services
July 10, 2018 Page 2
cc:       Jeffrey M. Quick, Esq.
FirstName LastName